[redacted]

09058644

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE STE 700

RENTON	WA	98057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANON FORD (425) 271-3550
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE		98101
(Address)	(City)	(State)	(Zip Code)

SEC Mail Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHANON FORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARK THOMAS MCCLOSKEY NOTARY PUBLIC COMMISSION EXPIRES 8-03-09 STATE OF WASHINGTON

2/26/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP
February 12, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 1,190,931
Investments	64,558
Commissions receivable	559,037
Commissions receivable from related party	442,184
Receivable from clearing organizations	225,215
Advances and other receivables	694,743
Income tax receivable	102,000
Deposits with clearing organizations	350,000
Prepaid expenses	113,630
Deferred tax asset	11,700
Property and equipment, net of accumulated depreciation of $59,929	65,886
	$ 3,819,884

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	671,127
Commissions payable	1,007,100
Total liabilities	1,678,227
Stockholders' Equity	
Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding	85,000
Additional paid-in capital	452,000
Retained earnings	1,604,657
	2,141,657
	$ 3,819,884

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue	
Commissions and fees	$ 40,603,408
Other income	2,180,314
Total revenue	42,783,722
Expenses	
Commissions	32,995,478
General and administrative	9,869,821
Total expenses	42,865,299
Loss before other income (expense) and income tax	(81,577)
Other income (expense)	
Interest income	42,593
Unrealized loss on securities	(30,973)
Total other income (expense)	11,620
Loss before income tax provision	(69,957)
Income tax provision	(33,586)
Net loss	**$ (103,543)**

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2007	85,000	$ 85,000	$ 452,000	$ 1,878,200	$ 2,415,200
Net loss				(103,543)	(103,543)
Dividend paid				(170,000)	(170,000)
Balances, December 31, 2008	85,000	$ 85,000	$ 452,000	$ 1,604,657	$ 2,141,657

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Cash received from commissions and other revenues	$ 42,724,015
Interest received	42,592
Commissions paid	(33,936,862)
Income tax paid	(69,710)
Cash paid to employees and suppliers	(9,680,252)
Net cash flows from operating activities	(920,217)
Cash Flows from Investing Activity	
Purchase of investments	(203)
Cash Flows from Financing Activity	
Dividend paid	(170,000)
Decrease in cash	(1,090,420)
Cash Balance, beginning of year	2,281,351
Cash Balance, end of year	$ 1,190,931

Reconciliation of Net Loss to Cash Flows from Operating Activities	
Net loss	$ (103,543)
Deferred tax benefit	(3,300)
Depreciation	12,130
Unrealized loss on investments	30,973
Change in operating assets and liabilities	
Commissions receivable	444,877
Commissions receivable from related party	(90,532)
Receivable from clearing organization	(122,136)
Advances and other receivables	(291,917)
Income tax receivable	(32,824)
Prepaid expenses	(34,950)
Accounts payable	212,389
Commissions payable	(941,384)
Net cash flows from operating activities	$ (920,217)

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Pacific West Securities, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily people located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commissions and fees when its customers hold investments in certain mutual funds or limited partnerships, or when certain types of transactions are closed. These commissions and fees are recognized when earned.

Most of the commission revenue is generated from Company representatives that coordinate account management services through the Company. The Company has over 300 representatives.

The Company is a wholly-owned subsidiary of Pacific West Financial Group Holding Company, LLC ("Holding LLC") and is related to other companies in the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash and Investments

Cash consists of cash in banks and money market funds. The Company has deposits in excess of federally insured limits.

Investments consist primarily of common stock and are recorded at fair market value, based on quoted prices in active markets (Level 1 of observable market inputs within the fair value hierarchy), such as the New York Stock Exchange.

Commissions Receivable / Commissions Payable

Commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2008, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it (when determined to be uncollectible).

Generally, when a commission receivable is recognized, a commission payable to a Company representative is also recognized. Commission revenue and commission expense is also recognized at the same time.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The balance at December 31, 2008, primarily consists of computer software.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Most of the Company's deferred tax asset results from recognizing investments at market value for financial statement purposes and at cost for income tax purposes. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided (and there was no change in the valuation reserve during the year).

The 2008 income tax provision consists of:

Current provision	$	36,886
Deferred benefit		(3,300)
	$	33,586

The provision for federal income tax may differ from the statutory rate due to non-deductible expenses.

The Company has elected to defer the application of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", for its year ended December 31, 2008. The Company reviews uncertain tax positions on a transaction by transaction basis and tax positions taken, or expected to be taken in future filings, in accordance with Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies".

Advances and Other Receivables

Advances and other receivables include advances to Company representatives of approximately $179,000 and an amount due as part of a legal settlement of approximately $288,000 (see Note 4).

Contingencies

The Company is a defendant in certain legal actions which are being contested. Management believes that, in general, it has adequate insurance coverage for these actions should the Company not prevail in its defense. In some cases, there may not be insurance coverage, but management believes the costs to resolve these cases will not be significant. Overall, management believes the resolution of these actions will not have a material adverse impact on the Company's financial position.

Note 2. Clearing Organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all securities transactions that require clearing services and maintain customer accounts on behalf of the Company.

The Company is required to maintain certain deposit levels with the clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

Note 3. Related Party Transactions

Commissions receivable from related party represents $442,184 due from a limited liability company ("LLC") managed in part by a relative of the members of Holding LLC. Commissions earned from this LLC in 2008 were $1,691,864.

Also, during 2008, the Company recognized expenses to a company owned by the members of Holding LLC amounting to $5,812,123. These expenses related to financial, administrative, and other services, and for facility costs. The Company expects to pay a similar amount to this related company in 2009 for similar services. The Company is owed $25,397 (included with advances and other receivables) by this related entity at December 31, 2008.

The Company also has a receivable from a company owned by Holding LLC amounting to $24,843, which is included in advances and other receivables at December 31, 2008. The Company also has a payable owed to the same company amounting to $82,612 which is included in accounts payable at December 31, 2008.

Note 4. Legal Settlement

During 2008, the Company settled a certain legal action brought against it. The total legal settlement was $320,000. The settlement is to be reduced by proceeds of certain securities owned by the plaintiff as they are sold. The entire settlement amount is covered by the Company's insurance, regardless of the future proceeds from sale of the securities owned by the plaintiff. Thus, the Company had no liability outstanding under this settlement as of December 31, 2008.

However, the Company recorded the remaining settlement amount approximately of $288,000 at December 31, 2008, as both a receivable and an account payable as required by FINRA for net capital calculation purposes.

Note 5. Subsequent Events

The Company expects to pay a dividend to Holding LLC within the next six months. However, the dividend amount has not been determined.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2008, was 6 2/3% of aggregate indebtedness, or $129,519. At December 31, 2008, the Company had computed net capital of $920,750, which was in excess of the required net capital level by $791,231. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 2.11 to 1.

S U P P L E M E N T A R Y   I N F O R M A T I O N

PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 2,141,657
Deductions		
Unsecured receivables from customers outstanding over 30 days	$ 203,122	
Unsecured receivables from noncustomers	607,546	
Income tax receivable	102,000	
Commission advances	87,196	
Prepaid expenses	113,630	
Property and equipment	65,886	
Deferred tax asset	11,700	
		(1,191,080)
Haircuts on security positions		
Money market accounts	20,143	
Equity securities	9,684	(29,827)
Net capital		920,750
Minimum net capital		129,519
Excess net capital		$ 791,231

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 671,127
Bank overdraft (zero balance account; cash deposits at the same bank are in excess of this amount)	264,552
Commissions payable	1,007,100
Total aggregate indebtedness	$ 1,942,779

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 129,519
Percentage of aggregate indebtedness to net capital	211%
Ratio of aggregate indebtedness to net capital	2.11 to 1

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PACIFIC WEST SECURITIES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2008

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as per audited financial statements	$ 920,750

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements of Pacific West Securities, Inc. ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 12, 2009

PACIFIC WEST SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

CONTENTS